SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                      STRATEGIA CORPORATION
                         (Name of Issuer)


                   COMMON STOCK, NO PAR VALUE
                  (Title of Class of Securities)


                          23803N 10 0
                          (CUSIP Number)


                        Alan K. MacDonald
                    Brown, Todd & Heyburn PLLC
                      3200 Providian Center
                   Louisville, Kentucky  40202
                          (502) 589-5400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                         October 14, 1996
             (Date of Event Which Requires Filing of
                         This Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box. /__/


CUSIP No. 23803N 10 0            13D              Page 2 of 5 Pages



  1 NAME OF REPORTING PERSON                                 Richard W. Smith
    SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON         ###-##-####

  2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                      (b)
  3 SEC USE ONLY

  4 SOURCE OF FUNDS*                                         SC

  5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)

  6 CITIZENSHIP OR PLACE OF ORGANIZATION                     United States

                7 SOLE VOTING POWER                   215,925
NUMBER OF
SHARE           8 SHARED VOTING POWER                 500
BENEFICIALLY
OWNED BY EACH   9 SOLE DISPOSITIVE POWER              215,925
REPORTING
PERSON WITH     10 SHARED DISPOSITIVE POWER           500

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                             216,425

  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      6.9%

  14 TYPE OF REPORTING PERSON*                               IN

                * SEE INSTRUCTIONS BEFORE FILLING OUT


Item 1.   Security and Issuer.

     This statement relates to the common stock, no par value (the "Shares"), of Strategia Corporation, a Kentucky corporation (the "Company"). The Company's principal executive offices are located at 10301 Linn Station Road, P.O. Box 37144, Louisville, Kentucky 40233-7144.

Item 2.   Identity and Background.

     As set forth below, this filing relates to Richard W. Smith.
Mr. Smith holds approximately 6.9% of the Shares of the Company.

     (a)-(c) Name, Residence or Business Address, Principal
Occupation

                         Richard W. Smith
                         10301 Linn Station Road
                         P.O. Box 37144
                         Louisville, Kentucky  40233-7144
                         President of Strategia Corporation

     (d) During the last five years, Mr. Smith has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Smith was not a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Smith is a citizen of the United States.

Item 3.   Source And Amount Of Funds Or Other Consideration

     On October 14, 1996, the Company granted to Mr. Smith exercisable employee stock options to purchase 75,664 Shares at an exercise price of $7.00 per share under the Company's 1988 Stock
Option Plan. The Company also accelerated vesting of outstanding employee stock options to purchase 16,667 Shares to become exercisable immediately.

Item 4.   Purpose of Transaction.

     On October 14, 1996, the Company issued employee stock options to purchase a total of 75,664 Shares under the Company's 1988 Stock Option Plan (the "Options") to Mr. Smith, its President and Chief Executive Officer. The Options are exercisable immediately at a price of $7.00 per share, the fair market value on the date of grant. In addition, the Company modified certain outstanding employee stock options issued to Mr. Smith on October 1, 1995 under the Company's 1988 Stock Option Plan to make options to purchase 16,667 Shares to become exercisable immediately. The grant of stock-based compensation in the form of options was intended to provide an incentive for Mr. Smith by providing an economic reward based on the Company's long-term performance and the value of its Shares.

     Mr. Smith currently is one of the Company's directors and serves as the Company's President and Chief Executive Officer. At the present time, but subject to his continuing evaluation of the factors noted below, Mr. Smith intends to retain his Shares of the Company's capital stock. Whether Mr. Smith purchases additional Shares of the Company's stock from time to time, and the amount and timing of any such purchases, will depend on Mr. Smith's continuing assessment of pertinent factors, including without limitation, the following: (i) the Company's financial condition and prospects, (ii) the market price of Shares, (iii)
Mr. Smith's personal financial condition, (iv) other business and investment opportunities available to Mr. Smith, (v) general economic and industry conditions, (vi) stock market and money market conditions, (vii) the availability and nature of opportunities to dispose of his investment in Shares, and (viii) Mr. Smith's other plans and commitments.

     Except in connection with his duties as President and a director of the Company, Mr. Smith has no plans or proposals which will relate to or would result in: (i) the acquisition by any person of additional securities of the Company other than in connection with the proposed public offering of Shares and warrants to purchase Shares and certain other related transactions described in the registration statement relating to the present public offering of the Company's securities (Reg. No. 33-14055), or the disposition of securities of the Company, (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company, (iii) a sale or transfer of a material amount of the assets of the Company, (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board other than the possible addition of one or more independent directors, (v) any material change in the present capitalization or dividend policy of the Company, (vi) any other material change in the Company's business or corporate structure, (vii) changes in the Company's articles of incorporation, bylaws or other actions that may impede the acquisition of control of the Company by any person, (viii) causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above. Mr. Smith may formulate plans or proposals with respect to one or more of the foregoing in the future.

Item 5.   Interest In Securities Of The Issuer.

(a) Richard W. Smith beneficially owns 216,425 Shares, representing 6.9% of the Company's outstanding Shares, which total includes 87,375 Shares held of record by him, 14,840 Shares issuable upon the conversion of Series AA Preferred, 3,710 Shares issuable upon the exercise of warrants, and 110,000 Shares issuable upon the exercise of options. In addition, Mr. Smith's wife owns 500 Shares individually. Mr. Smith disclaims beneficial ownership of the Shares owned by his wife.

(b) Mr. Smith has sole voting and sole dispositive power with respect to 215,925 Shares, consisting of 87,375 Shares held of record by him, 14,840 Shares issuable upon the conversion of Series AA Preferred, 3,710 Shares issuable upon the conversion of warrants, and 110,000 Shares issuable upon the exercise of options. Mr. Smith has no voting or dispositive power with respect to 500 Shares owned by his wife.

(c) On October 14, 1996, the Company granted to Mr. Smith exercisable employee stock options to purchase 75,664 Shares at an exercise price of $7.00 per share under the Company's 1988 Stock Option Plan. The Company also accelerated vesting of outstanding employee stock options to purchase 16,667 Shares to become exercisable immediately.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationship between Mr. Smith and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses, giving or withholding proxies.

Item 7.   Material to be Filed as Exhibits.

     None





                            SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   RICHARD W. SMITH


                                   /s/ Richard W. Smith
                                   Richard W. Smith
                                   Date: 12/5/96